                                   FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2005

Commission File No. 0-15950 (First Busey Corporation)

Commission File No. 33-30095 (First Busey Corporation Profit Sharing Plan and Trust)

Commission File No. 33-60402 (First Busey Corporation Employee Stock Ownership Plan and Trust)

A. Full Title of the plans and the address of the plans, if different from that of the issuer named before:

             FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

        FIRST BUSEY CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

B. Name of the issuer of the securities held pursuant to the plans and the address of its principle executive officer:

               FIRST BUSEY CORPORATION
               201 WEST MAIN STREET
               URBANA, IL  61801

                                                                    EXHIBIT 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-60402 on Form S-8 of the First Busey Corporation Employee Stock Ownership Plan, of our report dated June 8, 2006, appearing in this Annual Report on Form 11-K of the First Busey Corporation Employee Stock Ownership Plan for the year ended December 31, 2005.

                                            /s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 26, 2005

                             FIRST BUSEY CORPORATION
                         EMPLOYEES' STOCK OWNERSHIP PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                                Urbana, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

                                    CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM......................    1

FINANCIAL STATEMENTS

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS............................    2

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS..................    3

  NOTES TO FINANCIAL STATEMENTS..............................................    4

SUPPLEMENTAL SCHEDULES

  SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR).............   10

  SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS..................   11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefit Committee and Participants
First Busey Corporation Employees' Stock Ownership Plan
Urbana, Illinois

We have audited the accompanying statements of net assets available for benefits of the First Busey Corporation Employees' Stock Ownership Plan ("the Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

                                             /s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 8, 2005

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2005 and 2004

                                                                     2 0 0 5                              2 0 0 4
                                                    -------------------------------------  -------------------------------------
                                                     Allocated   Unallocated     Total      Allocated   Unallocated    Total
                                                    -----------  -----------  -----------  -----------  -----------  -----------
ASSETS
      Investment in First Busey Corporation common
        stock, at fair value (Note 5)               $24,565,052  $ 2,569,470  $27,134,522  $24,498,375  $ 3,099,195  $27,597,570
      Money market fund                                  25,059           --       25,059          528           --          528
                                                    -----------  -----------  -----------  -----------  -----------  -----------
            Total investments                        24,590,111    2,569,470   27,159,581   24,498,903    3,099,195   27,598,098

RECEIVABLES
      Accrued interest receivable                           131           --          131           42           --           42
      Employer contributions receivable                      --           --           --           --           --           --
                                                    -----------  -----------  -----------  -----------  -----------  -----------
                                                            131           --          131           42           --           42
                                                    -----------  -----------  -----------  -----------  -----------  -----------

            Total assets                             24,590,242    2,569,470   27,159,712   24,498,945    3,099,195   27,598,140

LIABILITIES
      Interest payable                                       --       21,747       21,747           --           --           --
      Notes payable (Note 6)                                 --    2,058,200    2,058,200           --    2,455,850    2,455,850
                                                    -----------  -----------  -----------  -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $24,590,242  $   489,523  $25,079,765  $24,498,945  $   643,345  $25,142,290
                                                    ===========  ===========  ===========  ===========  ===========  ===========

                See accompanying notes to financial statements.

                                                                              2.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2005

                                                               Allocated     Unallocated       Total
                                                              ------------  -------------  ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Investment income:
            Net unrealized appreciation in market
              value of investments                            $     12,983  $      2,970   $     15,953
            Interest                                                   654            --            654
            Dividends                                              651,975        83,385        735,360
      Employer contributions                                        81,176       401,824        483,000
      Allocation of 25,500 shares of First Busey Corporation
        common stock, at market value                              532,695            --        532,695
                                                              ------------  ------------   ------------
                                                                 1,279,483       488,179      1,767,662

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Interest expense                                                  --       109,306        109,306
      Administrative expenses                                       55,969            --         55,969
      Distributions to participants:
            Cash                                                     1,223            --          1,223
            Stock (23,432 shares)                                  479,019            --        479,019
      Dividend distributions to participants                       651,975            --        651,975
      Allocation of 25,500 shares of First Busey Corporation
        common stock, at market value                                   --       532,695        532,695
                                                              ------------  ------------   ------------
                                                                 1,188,186       642,001      1,830,187
                                                              ------------  ------------   ------------

NET INCREASE (DECREASE)                                             91,297      (153,822)       (62,525)

NET ASSETS AVAILABLE FOR BENEFITS:

      Beginning of year                                         24,498,945       643,345     25,142,290
                                                              ------------  ------------   ------------

      End of year                                             $ 24,590,242  $    489,523   $ 25,079,765
                                                              ============  ============   ============

                 See accompanying notes to financial statements.

                                                                              3.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 1 - PLAN DESCRIPTION AND BASIS OF PRESENTATION

The following brief description of the First Busey Corporation Employees' Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for complete information.

General: First Busey Corporation (the Corporation) established the Plan effective as of January 1, 1984. The Plan operates as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the
Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the Corporation. First Busey Trust & Investment Co., a subsidiary of the Corporation, is the Plan's Trustee.

The Plan purchased Corporation common shares using the proceeds of bank borrowings (see Note 6) guaranteed by the Corporation and holds the stock in a trust established under the Plan. The borrowings are to be repaid over a five- to ten-year period by fully deductible corporation contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock are allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

The bank borrowings are collateralized by the unallocated shares of stock and are guaranteed by the Corporation. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (Allocated) and stock not yet allocated to employees (Unallocated).

Eligibility: Employees of the Corporation and its participating subsidiaries are generally eligible to participate in the Plan after attaining the minimum age of twenty-one and after one year of service, providing they worked at least 1,000 hours during such plan year. Participants who do not have at least 1,000 hours of service during such plan year or are not employed on the last working day of a plan year are generally not eligible for an allocation of Corporation contributions for such year.

Payment of Benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Corporation and its participating subsidiaries. Participants whose vested account balance is less than $1,000 are paid through a lump sum. Distributions of all other participant balances are made in the form of corporation common stock plus cash for any fractional share.

                                   (Continued)

                                                                              4.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 1 - PLAN DESCRIPTION AND BASIS OF PRESENTATION (Continued)

Voting Rights: Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the Trustee does not timely receive voting directions from a participant, the Trustee votes in the same proportions as the participants voted the allocated shares. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interests of plan participants and beneficiaries.

Termination: The Corporation reserves the right to terminate the Plan at any time, subject to the Plan's provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan and the Code. Upon termination of the Plan, the Corporation shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan. In the event of plan termination, participants would become 100 percent vested in their accounts.

Participants' Accounts: The Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant's account is credited as of the last day of the plan year, with an allocation of shares of the Corporation's common stock released by the Trustee from the unallocated account and forfeitures of terminated participants' nonvested accounts. Only those participants who are eligible employees of the Corporation as of the last day of the plan year will receive an allocation. Allocations of common stock are based on the eligible compensation of each participant relative to total eligible compensation.

Vesting: Vesting in the participants' accounts is based on years of service with the Corporation and its subsidiaries. A participant is 100 percent vested after seven years of credited service.

Diversification: Diversification is offered to participants close to retirement age so that they may have the opportunity to move part of the value of their investment in the Corporation's stock into investments that are more diversified. Participants who are at least the age of 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. Participants who elect to diversify may receive distributions in the form of corporation common stock plus cash for any fractional share, receive a cash distribution, or contribute cash from the sale of corporation common stock to another qualified defined contribution plan.

                                   (Continued)

                                                                              5.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 1 - PLAN DESCRIPTION AND BASIS OF PRESENTATION (Continued)

Dividends: Dividends on common stock allocated to participants' accounts are distributed directly to the participant so that the dividends result in income tax deductions for the Corporation.

Dividends on common stock not allocated to participants' accounts are used by the Plan to pay interest and administrative expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, and actual results may differ from those estimates.

Investment Valuation and Income Recognition: The common stock of the Corporation is valued at fair value on December 31, 2005 and 2004. The Corporation's common stock is traded on the NASDAQ Exchange. Fair value of the common stock is determined by quoted market prices. The money market funds are valued at cost which approximates fair value.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a settlement-date basis. Realized gains and losses from security transactions are reported on the specific identification cost method.

Risks and Uncertainties: The Plan invests in money market funds and in the common stock of the Corporation. These securities are exposed to various risks, such as interest rate, market, and credit risks. Because of the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                                   (Continued)

                                                                              6.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 3 - CONTRIBUTIONS

The Corporation is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends and interest earnings, are equal to the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term loans.

The Corporation may also make discretionary contributions in cash to the Plan. The Corporation made no discretionary contributions for the Plan year ended December 31, 2005. Participant contributions to the Plan are not permitted under the terms of the Plan.

NOTE 4 - ADMINISTRATION OF PLAN ASSETS

The Plan's assets, which consist principally of First Busey Corporation common stock, are held by First Busey Trust & Investment Co. (the "Trustee"), the Trustee of the Plan. The Trustee of the Plan is a subsidiary of the plan sponsor.

Corporation contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the loans, which are reimbursed to the Trustee through contributions as determined by the Corporation.

Certain administrative functions are performed by officers or employees of the Corporation or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Plan.

NOTE 5 - INVESTMENTS

The Plan's investments consist solely of First Busey Corporation common stock as follows:

                             2005                     2004
                  ------------------------  ------------------------
                   Allocated   Unallocated   Allocated   Unallocated
                  -----------  -----------  -----------  -----------
Number of shares    1,175,924      123,000    1,173,856      148,500
                  ===========  ===========  ===========  ===========

Cost              $ 4,788,358  $ 1,758,800  $ 4,521,839  $ 2,070,350
                  ===========  ===========  ===========  ===========

Fair value        $24,565,052  $ 2,569,470  $24,498,375  $ 3,099,195
                  ===========  ===========  ===========  ===========

                                   (Continued)

                                                                              7.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 6 - NOTES PAYABLE

Notes payable consist of:

                                                                                                              2005        2004
                                                                                                           ----------  ----------
Bank One, principal payment of $25,000 due annually on December 15, final payment due December 15, 2006.   $   25,000  $   50,000

Bank One, principal payment of $237,000 due annually on December 15, final payment due December 15, 2009.     948,000   1,185,000

Bank One, principal payment of $135,650 due annually on December 31, beginning in 2004, final payment
 due December 15, 2013.                                                                                     1,085,200   1,220,850
                                                                                                           ----------  ----------

                                                                                                           $2,058,200  $2,455,850
                                                                                                           ==========  ==========

Shares of First Busey Corporation common stock secured as collateral                                          123,000     148,500
                                                                                                           ==========  ==========

As of December 31, 2005, the interest rates on the above notes payable are at one-year LIBOR plus 1.25%. The effective rate was 4.49% at December 31, 2005 and 2.75% at December 31, 2004. Interest on the above notes is paid quarterly.

As of December 31, 2005, the scheduled maturities of the notes payable are as follows:

2006        $  397,650
2007           372,650
2008           372,650
2009           372,650
2010           135,650
Thereafter     406,950
            ----------

            $2,058,200
            ==========

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated May 15, 2003 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                   (Continued)

                                                                              8.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 8 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor's regulations as any fiduciary of the plan, any party rendering service to the plan, the Corporation, and certain others. The Plan holds the Corporation's stock as assets, which qualifies as a party-in-interest investment.

The Plan paid fees to the following parties in interest for the years ended December 31, 2005:

First Busey Trust & Investment Co.  Trustee       $  30,000
Benefit Planning Consultants, Inc.  Recordkeeper     16,219
Crowe Chizek and Company LLC        Auditor           9,750

                                                                              9.

                             SUPPLEMENTAL SCHEDULES

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2005

Name of Plan Sponsor:             First Busey Corporation
Employer Identification Number:   37-1078406
Three-Digit Plan Number:          001

                                             (c)
                                       Description of
                                    Investment Including
                                       Maturity Date,
                   (b)                Rate of Interest,                       (e)
      Identity of Issue, Borrower,   Collateral, Par or        (d)          Current
(a)        or Similar Party            Maturity Value         Cost           Value
     ---------------------------    --------------------  -------------  -------------
*       First Busey Corporation     Common stock          $   6,547,158  $  27,134,522

*       Busey Bank                  Money market fund            25,059         25,059
                                                                         -------------

                                                                         $  27,159,580
                                                                         =============

*  Represents a party-in-interest investment.

                                                                             10.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                          Year ended December 31, 2005

Name of Plan Sponsor:            First Busey Corporation
Employer Identification Number:  37-1078406
Three-Digit Plan Number:         001

                                                                            (f)                     (h)
       (a)                                                                Expense              Current Value
   Identity of                                (c)       (d)      (e)     Incurred       (g)     of Asset on       (i)
      Party                   (b)          Purchase   Selling    Lease     With        Cost     Transaction    Net Gain
    Involved         Description of Asset    Price     Price    Rental  Transaction  of Asset       Date         (Loss)
-------------------  --------------------  --------  ---------  ------  -----------  --------  -------------  ----------
* First Busey
  Corporation
  (20 transactions)  Common stock          $     --  $ 479,019  $   --  $        --  $ 46,092  $     479,019  $  432,927

*  Represents a party-in-interest transaction.

                                                                             11.

                                                                    EXHIBIT 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-30095 on Form S-8 of the First Busey Corporation Profit Sharing Plan and Trust, of our report dated June 12, 2006, appearing in this Annual Report on Form 11-K of the First Busey Corporation Profit Sharing Plan and Trust for the year ended December 31, 2005.

                                        /s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 26, 2006

                             FIRST BUSEY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                              FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                                Urbana, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

                                    CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................    1

FINANCIAL STATEMENTS

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS..........................    2

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS................    3

  NOTES TO FINANCIAL STATEMENTS............................................    4

SUPPLEMENTAL SCHEDULES

  SCHEDULE H, LINE 4a - DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS...    9

  SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)...........   10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefit Committee and Participants
First Busey Corporation Profit Sharing Plan and Trust
Urbana, Illinois

We have audited the accompanying statements of net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust ("the Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent deposits of participant contributions and schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

                                      /s/ Crowe Chizek and Company LLC

Indianapolis, Indiana
June 12, 2006

                                                                              1.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2005 and 2004

                                             2005                 2004
                                      ------------------  ------------------
ASSETS
Investments
      Investments (Note 3)            $       39,184,832  $       37,021,946
      Cash                                        23,401                   -
                                      ------------------  ------------------
           Total investments                  39,208,233          37,021,946

Receivables
      Employers' contributions                 1,117,000                   -
      Participants' contributions                  2,399              42,083
      Accrued interest and dividends              35,564              84,308
                                      ------------------  ------------------
           Total receivables                   1,154,963             126,391
                                      ------------------  ------------------

NET ASSETS AVAILABLE FOR BENEFITS     $       40,363,196  $       37,148,337
                                      ==================  ==================

                 See accompanying notes to financial statements.

                                                                              2.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income
      Net appreciation in fair value of investments (Note 3)  $        1,280,415
      Interest and dividends                                             772,916
                                                              ------------------
                                                                       2,053,331

Contributions:
      Employers                                                        1,117,000
      Participants                                                     1,428,298
      Participant rollovers                                              218,408
                                                              ------------------
                                                                       2,763,706
                                                              ------------------

           Total additions                                             4,817,037

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                                    1,404,948
      Administrative expenses                                            197,230
                                                              ------------------

           Total deductions                                            1,602,178
                                                              ------------------

NET INCREASE                                                           3,214,859

NET ASSETS AVAILABLE FOR BENEFITS
      Beginning of year                                               37,148,337
                                                              ------------------

      End of year                                             $       40,363,196
                                                              ==================

                 See accompanying notes to financial statements.

                                                                              3.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 1 - PLAN DESCRIPTION

The following description of the First Busey Corporation Profit Sharing Plan and Trust ("the Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries ("the Employers") who have attained the minimum age of 21, and have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan, subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. Eligible participants may also make catch-up contributions to the Plan.

The Employers' contributions to the Plan are determined annually by the Board of Directors. The Employers may make matching contributions to the Plan equal to a percentage of the first 6% of total compensation that a participant contributes to the Plan. The Employers may also make profit sharing contributions as determined by the Board of Directors each year. Contributions are subject to certain limitations. Beginning in 2005, any discretionary employer matching contributions or profit sharing contributions will be allocated to the plan in the following year, prior to the filing of the corporate tax return.

Participants direct the investment of the contributions into their account into the various investment options offered by the Plan, including First Busey Corporation common stock.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of the Employers' contributions and the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, participant contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their voluntary contributions, the Employers' matching contributions, and the respective plan earnings on those contributions.

Vesting in the Employers' profit sharing contributions portion of their accounts is based on years of continuous service. A participant is 100% vested after seven years of credited service.

A participant is 100% vested upon reaching retirement age, death, or disability regardless of years of service.

                                   (Continued)

                                                                              4.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 1 - PLAN DESCRIPTION (Continued)

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate. Interest rates are fixed over the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: Upon termination of service, a participant is entitled to receive an amount representing the vested interest in his or her account. Participants whose vested balance is under $5,000 are paid through a lump sum. Participants whose vested account balance is over $5,000 may elect to receive their payment either as a lump-sum amount or as installments over a period not longer than the life expectancy of the participant.

Forfeitures: The non-vested portion of terminated participants accounts plus earnings thereon are forfeited and reallocated to participant accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan have been prepared using the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, and actual results may differ from those estimates.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Securities traded on any recognized stock exchange are valued at the last reported sales price at the valuation date. Securities not listed on an exchange and securities for which no sale has been reported on that day are valued at the closing bid price or at fair value as determined by the custodian. Certificates of deposit and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2005 and 2004, approximately 36% and 37%, respectively, of the Plan's investment assets were invested in First Busey Corporation common stock. Additionally, at December 31, 2005 and 2004, the Plan held a certificate of deposit with Busey Bank valued at $1,617,556 and $1,666,513, respectively.

                                   (Continued)

                                                                              5.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 - INVESTMENTS

The following investments represent 5% or more of the Plan's net assets at December 31:

                                                                     2005               2004
                                                              ------------------  -----------------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
  QUOTED MARKET PRICE
      Common stock:
           First Busey Corporation common stock
           (673,898 shares and 649,372 shares, respectively)  $       14,077,729  $      13,552,394
      Shares of mutual funds:
           Northern Institutional Small Company Index A                3,657,314          3,293,121
           Vanguard Index 500 Admiral Shares                           4,882,592          4,550,914

During 2005, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $1,280,415 as follows:

Common stocks                                 $         148,447
Shares of mutual funds                                1,162,122
Corporate bonds, notes, and commercial paper            (30,154)
                                              -----------------

                                              $       1,280,415
                                              =================

NOTE 4 - SHORT-TERM INVESTMENTS

Short-term investments at December 31, 2005 and 2004 include certificates of deposit at Busey Bank, a subsidiary of First Busey Corporation, with an interest rate of 3.25% and 1.75%, respectively, and a 30-day maturity. These deposits include approximately $1,618,000 and $1,667,000, respectively, which are in excess of federally insured limits.

                                   (Continued)

                                                                              6.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor's regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Plan paid fees to the following parties in interest for the year ended December 31, 2005:

First Busey Trust & Investment Co.  Trustee       $   134,225
Benefit Planning Consultants, Inc.  Recordkeeper       43,545
Crowe Chizek and Company LLC        Auditor             9,750

The Plan held the following investments with parties in interest at December 31:

                                                      2005             2004
                                                 --------------  ---------------
First Busey Corporation  Certificate of deposit  $    1,617,556  $     1,666,513
First Busey Corporation  Common stock                14,077,729       13,552,394
Participants             Participant loans              385,610          319,610

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated August 30, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

                                                                              7.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 8 - SUBSEQUENT EVENTS

As of January 2006, the Plan has changed recordkeeping services.

                                                                              8.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                  SCHEDULE H, LINE 4a - DELINQUENT DEPOSITS OF
                            PARTICIPANT CONTRIBUTIONS
                                December 31, 2005

                             SUPPLEMENTAL SCHEDULES

                                                                              9.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                  SCHEDULE H, LINE 4a - DELINQUENT DEPOSITS OF
                            PARTICIPANT CONTRIBUTIONS
                                December 31, 2005

Name of Plan Sponsor:   First Busey Corporation
Employer Identification Number:  37-1078406
Three-digit Plan Number:  002

Participant Contributions of the Current Plan Year Not Deposited
  Into the Plan Within the Time Period Described in 29CFR 2510.3-102         $         5,504

Amount fully corrected under the DOL's Voluntary Fiduciary Correction
  Program (VFC Program) and PTE 2002-51                                                    -
                                                                             ---------------

Delinquent Deposits of Current Plan Year Participant Contributions
  Constituting Prohibited Transactions                                                 5,504 *

Delinquent Deposits of Prior Year Participant Contributions
  Not Fully Corrected                                                                      -
                                                                             ---------------

                     Total Delinquent Deposits of Participant Contributions
                               Constituting Prohibited Transactions          $         5,504
                                                                             ===============

* Of this amount $5,504 has been fully corrected outside the VFC Program.

                                                                             10.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2005

Name of Plan Sponsor: First Busey Corporation
Employer Identification Number:  37-1078406
Three-digit Plan Number:  002

                                                      (c)
                      (b)                  Description of Investment
                Identity of Issue,          Including Maturity Date,                  (e)
                 Borrower, Lessor,        Rate of Interest, Collateral,  (d)        Current
 (a)            or Similar Party             Par or Maturity Value       Cost        Value
-----  ---------------------------------  -----------------------------  ----  ---------------
                                                  COMMON STOCK

       Abbott Laboratories                        Common stock             #   $        42,111
       Accenture, Ltd Bermuda Class A             Common stock             #            43,334
       ADR Royal Dutch Shell PLC Sp ADR           Common stock             #            59,030
       Alcoa, Inc.                                Common stock             #            51,274
       American International Group               Common stock             #            69,799
       Analog Devices, Inc.                       Common stock             #            34,435
       Bank of America Corp.                      Common stock             #            49,473
       Best Buy Inc.                              Common stock             #            78,655
       BP PLC Sponsored ADR                       Common stock             #            64,220
       Bristol Myers Squibb Co.                   Common stock             #            15,626
       Burlington Resources                       Common stock             #           192,226
       Century Tel, Inc.                          Common stock             #            14,093
       Cisco Systems, Inc.                        Common stock             #            37,664
       Citigroup, Inc.                            Common stock             #            57,023
       Colgate-Palmolive Co.                      Common stock             #            33,678
       Dentsply Int'l, Inc.                       Common stock             #            68,294
       Disney                                     Common stock             #            45,447
       DuPont (E.I.) deNemours & Co.              Common stock             #            36,890
       Exelon Corp.                               Common stock             #            28,855
       Expeditors International of Wash.          Common stock             #            77,704
       Exxon Mobil Corp                           Common stock             #            80,548
*      First Busey Corporation                    Common stock             #        14,077,729
       First Data Corp.                           Common stock             #            68,601
       General Dynamics Corp.                     Common stock             #            65,579
       General Electric Co.                       Common stock             #            66,455
       Home Depot Inc.                            Common stock             #            46,471
       International Business Machines            Common stock             #            41,100

                                   (Continued)

                                                                             11.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2005

Name of Plan Sponsor:   First Busey Corporation
Employer Identification Number: 37-1078406
Three-digit Plan Number: 002

                                                       (c)
                        (b)                 Description of Investment
                 Identity of Issue,          Including Maturity Date,                  (e)
                  Borrower, Lessor,        Rate of Interest, Collateral,   (d)        Current
 (a)             or Similar Party             Par or Maturity Value        Cost        Value
-----  ---------------------------------  ------------------------------  ------  ---------------
                                                   COMMON STOCK

       ITT Industries                              Common stock             #     $        81,125
       Kohl's Corp.                                Common stock             #              62,402
       Lilly (Eli) & Co.                           Common stock             #              19,071
       McDonald's Corp.                            Common stock             #              70,542
       Microsoft Corporation                       Common stock             #              46,024
       Nike Inc. C1 'B'                            Common stock             #              53,723
       Nokie Corp (Finland) ADR                    Common stock             #              16,287
       Pepsico                                     Common stock             #              68,474
       Pfizer, Inc.                                Common stock             #              25,652
       Procter & Gamble                            Common stock             #              79,180
       Sara Lee Corp                               Common stock             #              44,982
       State Street Corp.                          Common stock             #              61,317
       Target Corp.                                Common stock             #              20,504
       Teva Pharmaceutical Ind Ltd ADR             Common stock             #              86,020
       United Technologies Corp.                   Common stock             #              81,852
       Wal-Mart Stores, Inc.                       Common stock             #              42,354
       Wells Fargo & Co New                        Common stock             #              66,914
       Wyeth Common stock                          Common stock             #              17,368
                                                                                  ---------------
                                                                                       16,490,105

                                   (Continued)

                                                                             12.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2005

Name of Plan Sponsor:   First Busey Corporation
Employer Identification Number: 37-1078406
Three-digit Plan Number: 002

                                                       (c)
                     (b)                  Description of Investment
              Identity of Issue,          Including Maturity Date,                     (e)
               Borrower, Lessor,         Rate of Interest, Collateral,       (d)      Current
 (a)          or Similar Party             Par or Maturity Value             Cost      Value
----- ---------------------------------  ----------------------------------  ----  ---------------
                                         MUTUAL FUNDS

      ABN AMRO Asset Management          ABN AMRO/Montag & Caldwell
                                           Growth Fund (N)                    #    $     1,057,476
      American Century                   American Century International
                                           Growth Investors Fund              #          1,201,987
      Acadian                            Emerging Markets Fund                #            139,413
      Dodge & Cox                        Dodge & Cox Stock Fund               #          1,068,480
      Fidelity Investments               Fidelity Advisor Equity Growth
                                           Fund (Class I)                     #          1,072,647
      Fidelity Investments               Fidelity Advisor Small Cap Fund
                                           (Class I)                          #            114,061
      Fidelity Investments               Fidelity Diversified International
                                           Fund                               #          1,204,090
      Franklin Templeton
        Investments                      Mutual Shares Fund (Class Z)         #          1,038,446
      Northern Trust                     Northern Institutional
                                           Intermediate Bond Fund (A)         #            600,444
      Northern Trust                     Northern Institutional Small
                                           Company Index Fund (A)             #          3,657,314
      Rainier Investment
        Management                       Rainier Core Equity Portfolio        #          1,078,335
      Pimco                              GNMA Inst'l Fund                     #            199,637
      T. Rowe Price                       T. Rowe Price Mid-Cap
                                           Growth Fund                        #          1,112,207
      Vanguard                           Vanguard Index 500 Admiral
                                            Shares Fund                       #          4,882,592
      Vanguard                           Vanguard Inflation Protected Secs
                                           Securities Fund                    #            594,574
                                                                                   ---------------

                                                                                   $    19,021,703

                                  (Continued)

                                                                             13.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2005

Name of Plan Sponsor:   First Busey Corporation
Employer Identification Number: 37-1078406
Three-digit Plan Number: 002

                                                       (c)
                     (b)                  Description of Investment
              Identity of Issue,          Including Maturity Date,                     (e)
               Borrower, Lessor,         Rate of Interest, Collateral,       (d)      Current
 (a)          or Similar Party             Par or Maturity Value             Cost      Value
----- ---------------------------------  ----------------------------------  ----  ---------------
                                         CORPORATE BONDS, NOTES, AND
                                           COMMERCIAL PAPER

      AIG SunAmerica Global Finance      $50,000, 5.850%, due 08/01/08        #    $           51,052
      Bank One Corp. Notes               $50,000, 6.875%, due 08/01/06        #                50,539
      Bristol-Myers Squibb               $50,000, 5.750%, due 10/01/11        #                51,639
      Ford Motor Credit Corp.            $50,000, 6.125%, due 01/09/06        #                49,974
      General Electric Capital Corp      $100,000, 4.375%, due 11/21/11       #                97,087
      Goldman Sachs Group Inc.           $100,000, 5.700%, due 09/01/12       #               102,868
      Household Finance Corp.            $50,000, 4.750%, due 05/15/09        #                49,455
      Lehman Brothers Holdings, Inc.     $50,000, 4.375%, due 11/30/10        #                48,745
      Loews Corp.                        $150,000, 6.750%, due 12/15/06       #               151,806
      Merrill Lynch & Co. Inc.           $50,000, 4.500%, due 11/04/10        #                48,894
      Morgan Stanley Dean Witter         $50,000, 6.875%, due 03/01/07        #                50,977
      NationsBank Corp.                  $75,000, 6.375%, due 02/15/08        #                77,230
      SBC Communications, Inc.           $50,000, 4.125%, due 09/15/09        #                48,281
      United Health Group, Inc.          $50,000, 3.375%, due 08/15/07        #                48,866
                                                                                   ------------------
                                                                                              927,413

                                         SHORT-TERM INVESTMENTS
*     Busey Bank                         Certificate of Deposit, 3.250%,
                                            due 01/09/06                      #             1,617,556
      Northern Trust                     Northern Institutional
                                           Governmental Portfolio             #               742,445
                                                                                   ------------------
                                                                                            2,360,001

                                         NOTES RECEIVABLE PARTICIPANTS
*     Participant loans                  Interest rates ranging from
                                            4.000% to 8.000%                                  385,610
                                                                                   ------------------

                                                                                   $       39,184,832
                                                                                   ==================

* Represents a party-in-interest transaction.

# Investments are participant-directed; therefore, cost information is not disclosed.

                                                                             14.

                                   SIGNATURES

      The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        /s/ Aaron Sutton
                                        ----------------------------------------
                                          First Busey Corporation Profit Sharing
                                                      Plan and Trust

      The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        /s/ Aaron Sutton
                                        ----------------------------------------
                                          First Busey Corporation Employee Stock
                                                      Ownership Plan